SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		7,303,286		0.0465	0.0465
ADR (*)		Common		1,271,100		0.0081	0.0081

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Ágora Corretora	Sell	01	1,000	19.09	19,090.00
Shares	Common	Ágora Corretora	Sell	06	1,000	19.11	19,110.00
Shares	Common	Ágora Corretora	Sell	06	1,000	19.27	19,270.00
Shares	Common	Ágora Corretora	Sell	07	1,000	19.05	19,050.00
Shares	Common	Ágora Corretora	Sell	07	1,000	19.22	19,220.00
Shares	Common	Ágora Corretora	Sell	08	2,000	19.25	38,500.00
Shares	Common	Ágora Corretora	Sell	12	1,000	19.32	19,320.00
			Total Sell		8,000		153,560.00

Final Balance

Securities / Derivatives		Securities Characteristics (2)		Quantity		%
						Same Class and Type	Total
Shares		Common		7,295,286		0.0464	0.0464
ADR (*)		Common		1,271,100		0.0081	0.0081

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	28,913,125	0.1840	0.1840
ADR (*)	Common	556,329	0.0035	0.0035

Transactions in the month

Securities / Derivatives	Securities Characteristics(2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	JP Morgan	Sell	04	1,100	18.98	20,878.00
Shares	Common	JP Morgan	Sell	04	2,600	18.99	49,374.00
Shares	Common	JP Morgan	Sell	04	1,000	19.00	19,000.00
Shares	Common	JP Morgan	Sell	04	4,700	19.01	89,347.00
Shares	Common	JP Morgan	Sell	04	1,100	19.02	20,922.00
Shares	Common	JP Morgan	Sell	04	1,900	19.03	36,157.00
Shares	Common	JP Morgan	Sell	04	2,100	19.04	39,984.00
Shares	Common	JP Morgan	Sell	04	3,200	19.05	60,960.00
Shares	Common	JP Morgan	Sell	04	25,700	19.06	489,842.00
Shares	Common	JP Morgan	Sell	04	24,200	19.07	461,494.00
Shares	Common	JP Morgan	Sell	04	7,100	19.08	135,468.00
Shares	Common	JP Morgan	Sell	04	13,700	19.09	261,533.00
Shares	Common	JP Morgan	Sell	04	17,800	19.10	339,980.00
Shares	Common	JP Morgan	Sell	04	20,200	19.11	386,022.00
Shares	Common	JP Morgan	Sell	04	17,000	19.12	325,040.00
Shares	Common	JP Morgan	Sell	04	5,400	19.13	103,302.00
Shares	Common	JP Morgan	Sell	04	5,800	19.14	111,012.00
Shares	Common	JP Morgan	Sell	04	6,900	19.15	132,135.00
Shares	Common	JP Morgan	Sell	04	9,400	19.16	180,104.00
Shares	Common	JP Morgan	Sell	04	17,800	19.17	341,226.00
Shares	Common	JP Morgan	Sell	04	11,800	19.18	226,324.00
Shares	Common	JP Morgan	Sell	04	10,100	19.19	193,819.00
Shares	Common	JP Morgan	Sell	04	9,200	19.20	176,640.00
Shares	Common	JP Morgan	Sell	04	2,200	19.21	42,262.00
Shares	Common	JP Morgan	Sell	04	3,400	19.22	65,348.00
Shares	Common	JP Morgan	Sell	04	3,400	19.23	65,382.00
Shares	Common	JP Morgan	Sell	04	6,100	19.24	117,364.00
Shares	Common	JP Morgan	Sell	04	3,200	19.25	61,600.00
Shares	Common	JP Morgan	Sell	04	6,100	19.26	117,486.00
Shares	Common	JP Morgan	Sell	04	2,300	19.27	44,321.00
Shares	Common	JP Morgan	Sell	04	5,500	19.28	106,040.00
Shares	Common	JP Morgan	Sell	05	800	18.96	15,168.00
Shares	Common	JP Morgan	Sell	05	3,000	18.97	56,910.00
Shares	Common	JP Morgan	Sell	05	11,700	18.98	222,066.00
Shares	Common	JP Morgan	Sell	05	13,700	18.99	260,163.00
Shares	Common	JP Morgan	Sell	05	9,100	19.00	172,900.00
Shares	Common	JP Morgan	Sell	05	7,600	19.01	144,476.00
Shares	Common	JP Morgan	Sell	05	8,800	19.02	167,376.00
Shares	Common	JP Morgan	Sell	05	14,000	19.03	266,420.00
Shares	Common	JP Morgan	Sell	05	14,000	19.04	266,560.00
Shares	Common	JP Morgan	Sell	05	22,300	19.05	424,815.00
Shares	Common	JP Morgan	Sell	05	26,300	19.06	501,278.00
Shares	Common	JP Morgan	Sell	05	31,000	19.07	591,170.00
Shares	Common	JP Morgan	Sell	05	26,300	19.08	501,804.00
Shares	Common	JP Morgan	Sell	05	6,800	19.09	129,812.00
Shares	Common	JP Morgan	Sell	05	6,200	19.10	118,420.00
Shares	Common	JP Morgan	Sell	05	5,100	19.11	97,461.00
Shares	Common	JP Morgan	Sell	05	4,100	19.12	78,392.00
Shares	Common	JP Morgan	Sell	05	9,200	19.13	175,996.00
Shares	Common	JP Morgan	Sell	05	8,100	19.14	155,034.00
Shares	Common	JP Morgan	Sell	05	4,000	19.15	76,600.00
Shares	Common	JP Morgan	Sell	05	3,300	19.16	63,228.00
Shares	Common	JP Morgan	Sell	05	4,900	19.17	93,933.00
Shares	Common	JP Morgan	Sell	05	2,100	19.18	40,278.00
Shares	Common	JP Morgan	Sell	05	400	19.19	7,676.00
Shares	Common	JP Morgan	Sell	05	25,000	19.22	480,500.00
Shares	Common	JP Morgan	Sell	05	8,600	19.27	165,722.00
Shares	Common	JP Morgan	Sell	05	32,000	19.29	617,280.00
Shares	Common	JP Morgan	Sell	06	500	18.97	9,485.00
Shares	Common	JP Morgan	Sell	06	1,000	18.98	18,980.00
Shares	Common	JP Morgan	Sell	06	1,400	18.99	26,586.00
Shares	Common	JP Morgan	Sell	06	14,800	19.00	281,200.00
Shares	Common	JP Morgan	Sell	06	27,200	19.01	517,072.00
Shares	Common	JP Morgan	Sell	06	48,000	19.02	912,960.00
Shares	Common	JP Morgan	Sell	06	40,000	19.03	761,200.00
Shares	Common	JP Morgan	Sell	06	38,600	19.04	734,944.00
Shares	Common	JP Morgan	Sell	06	94,100	19.05	1,792,605.00
Shares	Common	JP Morgan	Sell	06	31,500	19.06	600,390.00
Shares	Common	JP Morgan	Sell	06	11,300	19.07	215,491.00
Shares	Common	JP Morgan	Sell	06	12,100	19.08	230,868.00
Shares	Common	JP Morgan	Sell	06	37,900	19.09	723,511.00
Shares	Common	JP Morgan	Sell	06	48,400	19.10	924,440.00
Shares	Common	JP Morgan	Sell	06	22,000	19.11	420,420.00
Shares	Common	JP Morgan	Sell	06	32,700	19.12	625,224.00
Shares	Common	JP Morgan	Sell	06	59,300	19.13	1,134,409.00
Shares	Common	JP Morgan	Sell	06	12,600	19.14	241,164.00
Shares	Common	JP Morgan	Sell	06	18,600	19.15	356,190.00
Shares	Common	JP Morgan	Sell	06	17,800	19.16	341,048.00
Shares	Common	JP Morgan	Sell	06	10,800	19.17	207,036.00
Shares	Common	JP Morgan	Sell	06	6,800	19.18	130,424.00
Shares	Common	JP Morgan	Sell	06	8,300	19.19	159,277.00
Shares	Common	JP Morgan	Sell	06	4,200	19.20	80,640.00
Shares	Common	JP Morgan	Sell	06	4,000	19.21	76,840.00
Shares	Common	JP Morgan	Sell	06	10,000	19.22	192,200.00
Shares	Common	JP Morgan	Sell	06	4,200	19.23	80,766.00
Shares	Common	JP Morgan	Sell	06	4,900	19.24	94,276.00
Shares	Common	JP Morgan	Sell	06	600	19.25	11,550.00
Shares	Common	JP Morgan	Sell	06	2,100	19.26	40,446.00
Shares	Common	JP Morgan	Sell	06	1,200	19.27	23,124.00
Shares	Common	JP Morgan	Sell	06	100	19.28	1,928.00
Shares	Common	JP Morgan	Sell	07	42,400	19.02	806,448.00
Shares	Common	JP Morgan	Sell	07	21,100	19.03	401,533.00
Shares	Common	JP Morgan	Sell	07	14,300	19.04	272,272.00
Shares	Common	JP Morgan	Sell	07	19,600	19.05	373,380.00
Shares	Common	JP Morgan	Sell	07	125,000	19.06	2,382,500.00
Shares	Common	JP Morgan	Sell	07	53,300	19.07	1,016,431.00
Shares	Common	JP Morgan	Sell	07	14,900	19.08	284,292.00
Shares	Common	JP Morgan	Sell	07	13,300	19.09	253,897.00
Shares	Common	JP Morgan	Sell	07	10,800	19.10	206,280.00
Shares	Common	JP Morgan	Sell	07	11,100	19.11	212,121.00
Shares	Common	JP Morgan	Sell	07	9,500	19.12	181,640.00
Shares	Common	JP Morgan	Sell	07	3,400	19.13	65,042.00
Shares	Common	JP Morgan	Sell	07	1,400	19.14	26,796.00
Shares	Common	JP Morgan	Sell	07	12,000	19.15	229,800.00
Shares	Common	JP Morgan	Sell	07	28,200	19.16	540,312.00
Shares	Common	JP Morgan	Sell	07	21,400	19.17	410,238.00
Shares	Common	JP Morgan	Sell	07	10,500	19.18	201,390.00
Shares	Common	JP Morgan	Sell	07	18,000	19.19	345,420.00
Shares	Common	JP Morgan	Sell	07	33,000	19.20	633,600.00
Shares	Common	JP Morgan	Sell	07	33,900	19.21	651,219.00
Shares	Common	JP Morgan	Sell	07	64,400	19.22	1,237,768.00
Shares	Common	JP Morgan	Sell	07	38,800	19.23	746,124.00
Shares	Common	JP Morgan	Sell	07	14,600	19.24	280,904.00
Shares	Common	JP Morgan	Sell	07	9,400	19.25	180,950.00
Shares	Common	JP Morgan	Sell	07	2,700	19.26	52,002.00
Shares	Common	JP Morgan	Sell	07	700	19.27	13,489.00
Shares	Common	JP Morgan	Sell	07	1,700	19.28	32,776.00
Shares	Common	JP Morgan	Sell	07	2,600	19.29	50,154.00
Shares	Common	JP Morgan	Sell	08	4,310	19.10	82,321.00
Shares	Common	JP Morgan	Sell	08	9,800	19.11	187,278.00
Shares	Common	JP Morgan	Sell	08	13,700	19.12	261,944.00
Shares	Common	JP Morgan	Sell	08	13,200	19.13	252,516.00
Shares	Common	JP Morgan	Sell	08	8,400	19.14	160,776.00
Shares	Common	JP Morgan	Sell	08	7,100	19.15	135,965.00
Shares	Common	JP Morgan	Sell	08	10,900	19.16	208,844.00
Shares	Common	JP Morgan	Sell	08	11,500	19.17	220,455.00
Shares	Common	JP Morgan	Sell	08	2,100	19.18	40,278.00
Shares	Common	JP Morgan	Sell	08	4,600	19.19	88,274.00
Shares	Common	JP Morgan	Sell	08	500	19.20	9,600.00
Shares	Common	JP Morgan	Sell	08	800	19.21	15,368.00
Shares	Common	JP Morgan	Sell	08	6,200	19.22	119,164.00
Shares	Common	JP Morgan	Sell	08	5,700	19.23	109,611.00
Shares	Common	JP Morgan	Sell	08	5,800	19.24	111,592.00
Shares	Common	JP Morgan	Sell	08	900	19.25	17,325.00
Shares	Common	JP Morgan	Sell	08	1,500	19.26	28,890.00
Shares	Common	JP Morgan	Sell	08	100	19.27	1,927.00
Shares	Common	JP Morgan	Sell	08	2,900	19.29	55,941.00
Shares	Common	JP Morgan	Sell	08	500	19.30	9,650.00
Shares	Common	JP Morgan	Sell	08	100	19.31	1,931.00
Shares	Common	JP Morgan	Sell	08	2,800	19.32	54,096.00
Shares	Common	JP Morgan	Sell	08	9,900	19.33	191,367.00
Shares	Common	JP Morgan	Sell	08	26,100	19.34	504,774.00
Shares	Common	JP Morgan	Sell	08	46,800	19.35	905,580.00
Shares	Common	JP Morgan	Sell	08	50,200	19.36	971,872.00
Shares	Common	JP Morgan	Sell	08	32,200	19.37	623.714.00
Shares	Common	JP Morgan	Sell	08	52,600	19.38	1,019,388.00
Shares	Common	JP Morgan	Sell	08	53,300	19.39	1,033,487.00
Shares	Common	JP Morgan	Sell	08	47,300	19.40	917,620.00
Shares	Common	JP Morgan	Sell	08	45,700	19.41	887,037.00
Shares	Common	JP Morgan	Sell	08	21,400	19.42	415,588.00
Shares	Common	JP Morgan	Sell	08	13,900	19.43	270,077.00
Shares	Common	JP Morgan	Sell	08	10,000	19.44	194,400.00
Shares	Common	JP Morgan	Sell	08	5,900	19.45	114,755.00
Shares	Common	JP Morgan	Sell	08	3,100	19.46	60,326.00
Shares	Common	JP Morgan	Sell	08	19,200	19.47	373,824.00
Shares	Common	JP Morgan	Sell	08	19,700	19.48	383,756.00
Shares	Common	JP Morgan	Sell	08	10,500	19.49	204,645.00
Shares	Common	JP Morgan	Sell	08	15,000	19.50	292,500.00
Shares	Common	JP Morgan	Sell	08	5,500	19.51	107,305.00
Shares	Common	JP Morgan	Sell	08	2,000	19.52	39,040.00
Shares	Common	JP Morgan	Sell	08	6,200	19.53	121,086.00
Shares	Common	JP Morgan	Sell	08	2,600	19.54	50,804.00
Shares	Common	JP Morgan	Sell	08	8,400	19.55	164,220.00
Shares	Common	JP Morgan	Sell	08	300	19.56	5,868.00
Total Sell	2,440,610	46,794,055.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	26,472,515	0.1684	0.1684
ADR (*)	Common	556,329	0.0035	0.0035

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July, 2016 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer